Exhibit 99.1

Allot Announces Fourth Quarter & Full Year 2022
Financial Results

Hod Hasharon, Israel – February 28, 2023 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited fourth quarter and full year 2022 financial results.

Financial Highlights

•	Fourth quarter revenues were $33.0 million and full year 2022 revenues were $122.7 million;

•	SECaaS revenues were $2.2 million for Q4 and $7.2 million for FY 2022, up 79% and 73% year-over-year respectively;

•	December 2022 SECaaS ARR* was $9.2 million;

•	Q4 GAAP net loss was $6.7 million and non-GAAP net loss was $4.9 million; full year 2022 GAAP net loss was $32.0 million and non-GAAP net loss was $23.2 million;

•	Additional recurring security deals to be executed, providing incremental MAR** were reported at $191 million achieved in 2022;

Financial Outlook

Looking ahead, management current expectations are as follows:

•	Full year 2023 revenues of $110 million to $120 million (of which SECaaS revenue are expected to be between $11 million and $13 million).

•	Fully year 2023 operating loss and net negative cash flow of between $15 million and $20 million.

•	December 2023 total ARR*, including SECaaS ARR* and Support & Maintenance ARR*, is expected to be between $56 and 63 million.

•	Reiterates expectations to be profitable in 2024.

Management Comment

Erez Antebi, President & CEO of Allot, commented, “Despite a much more challenging economic environment in 2022, we are progressing with our ongoing strategy of transitioning our business to a recurring revenue model, which provides a more predictable and stable long-term revenue stream for our company.  2022 has shown continued growth in our customer roster and revenue for our security as a service product, demonstrating a viable and growing business. We are committed to being profitable in 2024 through ongoing growth of the SECaaS business, combined with tight expense control. We are confident that ultimately the shift of our business to a recurring SECaas revenue model will deliver strong long-term value to our shareholders and drive sustainable profitable growth for years to come."

Q4 2022 Financial Results Summary

Total revenues for the fourth quarter of 2022 were $33.0 million, a decrease of 19% compared to $41.0 million in the fourth quarter of 2021.

Gross profit on a GAAP basis for the fourth quarter of 2022 was $21.9 million (gross margin of 66.3%), a 23% decline compared with $28.5 million (gross margin of 69.5%) in the fourth quarter of 2021.

Gross profit on a non-GAAP basis for the fourth quarter of 2022 was $22.4 million (gross margin of 67.7%), a 22% decline compared with $28.7 million (gross margin of 70.2%) in the fourth quarter of 2021. A one-time write off in the current quarter impacted the gross margin level.

Net loss on a GAAP basis for the fourth quarter of 2022 was $6.7 million, or $0.18 per basic share, compared with a net loss of $4.0 million, or $0.11 per basic share, in the fourth quarter of 2021.

Net loss on a non-GAAP for the fourth quarter of 2022 was $4.9 million, or $0.13 per basic share compared with a non-GAAP net loss of $2.1 million, or $0.06 per basic share, in the fourth quarter of 2021.

Full Year 2022 Financial Results Summary

Total revenues for 2022 were $122.7 million, a 16% decrease compared to $145.6 million in 2021.

Gross profit on a GAAP basis for 2022 was $82.9 million (gross margin of 67.5%), a 18% decline compared with $101.0 million (gross margin of 69.4%) in 2021.

Gross profit on a non-GAAP basis for 2022 was $84.7 million (gross margin of 69.0%), a 17% decline compared with $102.2 million (gross margin of 70.2%) in 2021.

Net loss on a GAAP basis for 2022 was $32.0 million, or $0.87 per basic share, compared with a net loss of $15.0 million, or $0.42 per basic share, in 2021.

Net loss on a non-GAAP basis for 2022 was $23.2 million, or $0.63 per basic share, compared with a net loss of $6.0 million, or $0.17 per basic share, in 2021.

Cash, short-term bank deposits and investments as of December 31, 2022 totaled $86.4 million, compared to $85.7 million as of December 31, 2021.

ARR - U.S. dollars in millions (Unaudited)
	Dec. 2021	Dec. 2022	Dec. 2023 target	2022 vs. 2021	2023 (target) vs. 2022
Support & maintenance ARR *	42.0	42.5	41-43	1%	(4)%-1%

SECaaS ARR **	5.2	9.2	15-20	77%	63%-117%

Total ARR	47.2	51.7	56-63	10%	8%-22%

* Support & Maintenance ARR measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4.
** SECaaS ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the month of December and multiplied by 12.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its fourth quarter and full year 2022 earnings results today, February 28, 2023 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4) and SECaaS ARR (measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the month of December and multiplied by 12).

** MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the applicable customer segments only subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation:

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies, other acquisition-related expenses and changes in taxes related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$33,029	$40,974	$122,737	$145,600
Cost of revenues	11,134	12,516	39,831	44,553
Gross profit	21,895	28,458	82,906	101,047

Operating expenses:
Research and development costs, net	12,371	13,005	49,800	47,093
Sales and marketing	12,881	15,025	49,393	52,337
General and administrative	3,703	4,145	15,982	15,145
Total operating expenses	28,955	32,175	115,175	114,575
Operating loss	(7,060)	(3,717)	(32,269)	(13,528)
Financial and other income, net	796	176	2,134	339
Loss before income tax expenses	(6,264)	(3,541)	(30,135)	(13,189)

Tax expenses	474	489	1,895	1,851
Net Loss	(6,738)	(4,030)	(32,030)	(15,040)

Basic net loss per share	$(0.18)	$(0.11)	$(0.87)	$(0.42)

Diluted net loss per share	$(0.18)	$(0.11)	$(0.87)	$(0.42)

Weighted average number of shares used in
computing basic net loss per share	37,325,971	36,426,471	36,975,424	36,050,540

Weighted average number of shares used in
computing diluted net loss per share	37,325,971	36,426,471	36,975,424	36,050,540

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$11,134	$12,516	$39,831	$44,553
Share-based compensation (1)	(323)	(137)	(1,133)	(581)
Amortization of intangible assets (2)	(157)	(152)	(613)	(608)
Non-GAAP cost of revenues	$10,654	$12,227	$38,085	$43,364

GAAP gross profit	$21,895	$28,458	$82,906	$101,047
Gross profit adjustments	480	289	1,746	1,189
Non-GAAP gross profit	$22,375	$28,747	$84,652	$102,236

GAAP operating expenses	$28,955	$32,175	$115,175	$114,575
Share-based compensation (1)	(1,966)	(1,749)	(8,032)	(7,419)
Expenses related to M&A activities (3)	274	-	274	-
Changes in taxes and headcount related items (4)	325	367	325	367
Non-GAAP operating expenses	$27,588	$30,793	$107,742	$107,523

GAAP financial and other income	$796	$176	$2,134	$339
Expenses related to M&A activities (3)	4	-	4	-
Exchange rate differences*	(85)	12	(442)	454
Non-GAAP Financial and other income	$715	$188	$1,696	$793

GAAP taxes on income	$474	$489	$1,895	$1,851
Tax expenses in respect of net deferred tax asset recorded	-	(118)	-	(282)
Changes in tax related items	(25)	(100)	(100)	(100)
Non-GAAP taxes on income	$449	$271	$1,795	$1,469

GAAP Net Loss	$(6,738)	$(4,030)	$(32,030)	$(15,040)
Share-based compensation (1)	2,289	1,886	9,165	8,000
Amortization of intangible assets (2)	157	152	613	608
Expenses related to M&A activities (3)	(270)	-	(270)	-
Changes in taxes and headcount related items (4)	(325)	(367)	(325)	(367)
Exchange rate differences*	(85)	12	(442)	454
Tax expenses in respect of net deferred tax asset recorded	-	118	-	282
Changes in tax related items	25	100	100	100
Non-GAAP Net income (loss)	$(4,947)	$(2,129)	$(23,189)	$(5,963)

GAAP Loss per share (diluted)	$(0.18)	$(0.11)	$(0.87)	$(0.42)
Share-based compensation	0.06	0.05	0.25	0.22
Amortization of intangible assets	0.01	0.00	0.02	0.02
Expenses related to M&A activities	(0.01)	-	(0.01)	-
Changes in taxes and headcount related items	(0.01)	(0.01)	(0.01)	(0.01)
Exchange rate differences*	(0.00)	0.01	(0.01)	0.02
Non-GAAP Net income (loss) per share (diluted)	$(0.13)	$(0.06)	$(0.63)	$(0.17)

Weighted average number of shares used in
computing GAAP diluted net loss per share	37,325,971	36,426,471	36,975,424	36,050,540

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	37,325,971	36,426,471	36,975,424	36,050,540

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$323	$137	$1,133	$581
Research and development costs, net	775	646	3,168	2,499
Sales and marketing	684	740	2,943	3,212
General and administrative	507	363	1,921	1,708
	$2,289	$1,886	$9,165	$8,000

(2) Amortization of intangible assets
Cost of revenues	$157	$152	$613	$608
	$157	$152	$613	$608

(3) Expenses related to M&A activities
Research and development costs, net	$(274)	$-	$(274)	$-
Financial income	4	-	4	-
	$(270)	$-	$(270)	$-

(4) Changes in taxes and headcount related items
Sales and marketing	$(325)	$(367)	$(325)	$(367)
	$(325)	$(367)	$(325)	$(367)

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,295	$11,717
Short-term bank deposits	68,765	60,720
Restricted deposits	1,050	1,480
Available-for-sale marketable securities	4,293	11,531
Trade receivables, net	44,167	30,829
Other receivables and prepaid expenses	7,985	8,490
Inventories	13,262	11,092
Total current assets	151,817	135,859

LONG-TERM ASSETS:
Long-term bank deposits	-	215
Severance pay fund	371	407
Operating lease right-of-use assets	5,387	8,513
Trade receivables, net	4,934	6,643
Other assets	864	1,639
Total long-term assets	11,556	17,417

PROPERTY AND EQUIPMENT, NET	14,236	15,000
GOODWILL AND INTANGIBLE ASSETS, NET	35,344	35,138

Total assets	$212,953	$203,414

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$11,661	$3,940
Deferred revenues	20,825	22,138
Short-term operating lease liabilities	2,542	2,785
Other payables and accrued expenses	25,573	26,250
Total current liabilities	60,601	55,113

LONG-TERM LIABILITIES:
Deferred revenues	7,285	15,942
Long-term operating lease liabilities	2,579	5,467
Accrued severance pay	940	884
Convertible debt	39,575	-
Total long-term liabilities	50,379	22,293

SHAREHOLDERS' EQUITY	101,973	126,008

Total liabilities and shareholders' equity	$212,953	$203,414

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities:
Net Loss	$(6,738)	$(4,030)	$(32,030)	$(15,040)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	2,287	1,255	6,406	4,635
Stock-based compensation	2,288	1,886	9,165	8,000
Amortization of intangible assets	241	235	946	941
Increase (Decrease) in accrued severance pay, net	57	(14)	92	(58)
Decrease (Increase) in other assets	196	(138)	775	1,006
Decrease (Increase) in accrued interest and amortization of premium on marketable securities	(13)	17	71	182
Changes in operating leases, net	979	(84)	(5)	(451)
Increase in trade receivables	(7,189)	(6,250)	(11,629)	(16,787)
Decrease (Increase) in other receivables and prepaid expenses	(338)	1,197	(55)	4,902
Decrease (Increase) in inventories	(586)	(2,194)	(2,170)	1,494
Decrease in long-term deferred taxes, net	-	255	-	420
Increase in trade payables	5,608	2,552	7,721	1,848
Increase (Decrease) in employees and payroll accruals	1,873	2,531	(385)	458
Increase (Decrease) in deferred revenues	(6,815)	(9,684)	(9,970)	1,640
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	(1,586)	1,938	(1,668)	(1,559)
Amortization of issuance costs of Convertible debt	50	-	171	-
Net cash used in operating activities	(9,686)	(10,528)	(32,565)	(8,369)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	50	120	430	(280)
Redemption of (Investment in) short-term deposits	15,350	14,205	(7,830)	(13,495)
Purchase of property and equipment	(1,507)	(3,051)	(5,642)	(7,642)
Acquisitions, net of Cash acquired, and other	(500)	-	(500)	-
Proceeds from redemption or sale of available-for sale marketable securities	-	5,162	7,030	15,094
Net cash provided by (used in) investing activities	13,393	16,436	(6,512)	(6,323)

Cash flows from financing activities:
Proceeds from exercise of stock options	1	150	251	2,810
Issuance of convertible debt	-	-	39,404	-
Net cash provided by financing activities	1	150	39,655	2,810

Increase (Decrease) in cash and cash equivalents	3,708	6,058	578	(11,882)
Cash and cash equivalents at the beginning of the period	8,587	5,659	11,717	23,599
Cash and cash equivalents at the end of the period	$12,295	$11,717	$12,295	$11,717

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q4-2022		FY 2022		FY 2021
Revenues geographic breakdown
Americas	5.6	17%	21.8	18%	19.4	14%
EMEA	21.2	64%	71.2	58%	82.0	56%
Asia Pacific	6.2	19%	29.7	24%	44.2	30%
	33.0	100%	122.7	100%	145.6	100%

Revenue breakdown by type
Products	17.2	52%	61.1	50%	88.1	60%
Professional Services	3.0	9%	11.6	9%	15.2	11%
SECaaS (Security as a Service)	2.2	7%	7.2	6%	4.1	3%
Support & Maintenance	10.6	32%	42.8	35%	38.2	26%
	33.0	100%	122.7	100%	145.6	100%

Revenues per customer type
CSP	27.0	82%	98.3	80%	116.9	80%
Enterprise	6.0	18%	24.4	20%	28.7	20%
	33.0	100%	122.7	100%	145.6	100%

Security revenues			28.5		40.1

Incremental MAR*			191.0		193.0

Backlog (end of period)			87.7		88.6

% of top-10 end-customers out of revenues	57%		44%		51%

Total number of full time employees	749		749		741
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	37.3		37.0		36.1

Non-GAAP weighted average number of fully diluted shares (in millions)	39.4		39.5		38.4

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service (the MAR of previous years ($ millions): 2019- 85, 2020- 192)

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q4-2022:	2.2
Q3-2022:	1.7
Q2-2022:	1.7
Q1-2022:	1.5

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Dec. 2022:	9.2
Dec. 2021:	5.2
Dec. 2020:	2.7
Dec. 2019:	0.5

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12